Exhibit 21.1

LIST OF SUBSIDIARIES OF FULL HOUSE RESORTS, INC.

Name of Subsidiary	Jurisdiction of Incorporation
FHR Atlas LLC	Nevada
FHR-Colorado LLC	Nevada
FHR-Illinois LLC	Delaware
Full House Subsidiary, Inc.	Delaware
Full House Subsidiary II, Inc.	Nevada
Gaming Entertainment (Indiana) LLC	Nevada
Gaming Entertainment (Kentucky) LLC	Nevada
Gaming Entertainment (Nevada) LLC	Nevada
Richard and Louise Johnson, LLC	Kentucky
Silver Slipper Casino Venture LLC	Delaware
Stockman’s Casino	Nevada